Richard A. Krantz

Financial Centre
695 East Main Street
P.O. Box 10305
Stamford, CT 06904-2305
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts

September 11, 2006

Ms. Kate Tillan
Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  FuelCell Energy, Inc.
Form 10-K for the Year Ended October 31, 2005 filed January 17, 2006
File # 001-14204

Dear Ms. Tillan:

The purpose of this letter is to address two additional questions raised by the Staff in our most recent conversation on August 30, 2006.

1. The SEC Staff inquired about the effect of a bankruptcy by FuelCell Energy, Inc. on the holders of the Series 1 Preferred Stock of FuelCell Energy, Ltd.

Response: A bankruptcy proceeding of FuelCell Energy, Inc. would likely not involve a concurrent bankruptcy proceeding of FuelCell Energy, Ltd., because it is a foreign entity. In that case, FuelCell Energy, Inc. would not perform its obligations under its guaranty of the obligations of FuelCell Energy, Ltd. Accordingly, Enbridge, Inc., as holder of the shares of Series 1 Preferred Stock of FuelCell Energy, Ltd., would become an unsecured creditor of FuelCell Energy, Inc.

2. The Staff inquired as to the source of the obligation for FuelCell Energy, Inc. to deliver its common shares upon the conversion of the Series 1 Preferred Shares of FuelCell Energy, Ltd.

Ms. Kate Tillan
Assistant Chief Accountant
U.S. Securities and Exchange Commission
May 9, 2006

Response: The Plan of Arrangement approved under the Business Corporation Act of Canada requires, in Section 6.1(b), that FuelCell Energy, Inc. issue its common shares upon conversion of the Preferred Shares of Global Thermoelectric Inc. (which later became the preferred shares of FuelCell Energy, Ltd.). In addition, the Combination Agreement by and between FuelCell Energy, Inc. and Global Thermoelectric Inc. dated as of August 4, 2003 requires that FuelCell Energy, Inc. register under the Securities Act of 1933, as amended, its common shares to be issued upon the conversion of the Global Thermoelectric Inc. Cumulative Redeemable Convertible Preferred Shares, Series 2 (which later became the FuelCell Energy, Inc. Series 1 Preferred Shares in May of 2004). This Registration Statement has been filed by FuelCell Energy, Inc. (No. 333-109634) on October 30,2003.

FuelCell Energy, Inc. acknowledges the following:

•	FuelCell Energy, Inc. is responsible for the adequacy and accuracy of the disclosures in its Form 10-K for the year ended October 31, 2005;

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to FuelCell Energy, Inc.’s Form 10-K for the year ended October 31, 2005; and

•	FuelCell Energy, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or concerns about these matters, please do not hesitate to call.

Ms. Kate Tillan
Assistant Chief Accountant
U.S. Securities and Exchange Commission
May 9, 2006

Sincerely,

Richard A. Krantz

RAK/sr